UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-35912

CUSIP NUMBER: 29102H 207

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Emerge Energy Services LP
Full Name of Registrant

N/A
Former Name if Applicable

6500 West Freeway, Suite 800
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76116
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period.

Emerge Energy Services LP’s (the “Partnership’s”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) in a timely manner and that it does not expect to be able to file the Form 10-K within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”).

As reported in the Partnership’s Report on Form 8-K filed with the SEC on July 17, 2019, the Partnership, along with its former general partner, Emerge Energy Services GP, LLC, and certain of the Partnership’s subsidiaries filed voluntary petitions seeking relief under chapter 11 of title 11 (the “Chapter 11 Cases”) of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on July 15, 2019. On December 10, 2019, the Partnership filed with the Bankruptcy Court the proposed Second Amended Joint Plan of Reorganization for Emerge Energy Services LP and Its Affiliate Debtors under Chapter 11 of the Bankruptcy Code, dated December 10, 2019 (the “Plan”). On December 18, 2019, the Bankruptcy Court entered an order, Docket No. 682, confirming and approving the Plan. As reported in the Partnership’s Report on Form 8-K filed with the SEC on December 30, 2019, on December 20, 2019 (the “Effective Date”), the conditions to effectiveness of the Plan were satisfied or waived and the Partnership emerged from Chapter 11.

Due to the demands associated with the Partnership’s emergence from bankruptcy, including the implementation of fresh-start accounting and related activities, the Partnership’s management needs additional time to prepare, review and evaluate the Partnership’s financial statements and Form 10-K disclosure, and the Partnership cannot obviate such needed additional time without incurring unreasonable effort or expense.

Forward-Looking Statements

This notification contains “forward-looking statements.”  Such statements reflect management’s current expectations based on currently available operating, financial and competitive information, but are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those anticipated in or implied by the forward-looking statements.  Our forward-looking statements are generally identified with words such as “anticipate,” “believe,” “estimate,” “intend,” “plan,” “could,” “may” and similar expressions.  Risks, uncertainties and assumptions that could affect our forward-looking statements include, but are not limited to, the following: (i) the ability of the Partnership to successfully implement all post-emergence aspects of the Plan as confirmed; (ii) the ability of the Partnership to manage liquidity needs and operate subject to the terms of its financing facilities; (iii) the potential adverse impact of the Chapter 11 cases on the Partnership’s liquidity or results of operations; and (iv) other risk factors have been listed from time to time in the Partnership’s SEC reports, including but not limited to the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2018, and will be listed from time to time the Partnership’s SEC reports.

All forward-looking statements included in this notification should be considered in the context of these risks.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Rick Shearer	(817)	618-4020
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	The Partnership has not filed its Quarterly Reports on Form 10-Q for the three months ended March 31, 2019, June 30, 2019 and September 30, 2019, respectively.
			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this Form 12b-25, the Partnership has not completed its financial reporting process for the fiscal year ended December 31, 2019. Therefore, the Partnership is not in a position to quantify any potential differences between comparable periods.

Emerge Energy Services LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2020	By: EES GP, LLC, its general partner

		By:	/s/ Rick Shearer
		Name:	Rick Shearer
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).